Shareholder Meeting Results

PIMCO Municipal Income Fund III


Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative   Withheld Authority
5779          103
Re election of Hans W. Kertess* Class I to serve until
the annual Meeting for the 2018 fiscal year
28068714      867931
Re election of William B Ogden IV Class I to serve
until the annual Meeting for the 2018 fiscal year
28101354      835291

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee